UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Layne Christensen Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

521050104

(CUSIP Number)

Cetus Capital II, LLC

Cetus Capital III, L.P.

Littlejohn Opportunities Master Fund LP

VSS Fund, L.P.

OFM II, LP

8 Sound Shore Drive

Suite 303

Greenwich, CT 06830

(203) 552-3500

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521050104

1.	Name of Reporting Person: Cetus Capital II, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 242,749(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 242,749(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 242,749(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.2%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)   Consists of 242,749 shares of the Issuer’s common stock underlying $2,840,173 principal amount of the Issuer’s 8.00% Convertible Notes due 2019 (the “Notes”), which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)   Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,917,043 shares of Common Stock outstanding as of February 13, 2018, as reported in Section 4.04(a)(i) of the Agreement and Plan of Merger attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on February 14, 2018 (the “Merger Agreement”), plus the 242,749 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: Cetus Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,625,580(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,625,580(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,625,580(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.8%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)   Consists of (a) 715,716 shares of the Issuer’s common stock owned by the Reporting Person directly, (b) 38,000 shares of the Issuer’s common stock issuable upon exercise of stock options, and (c) 871,864 shares of the Issuer’s common stock underlying $10,200,811 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)   Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,917,043 shares of Common Stock outstanding as of February 13, 2018, as reported in Section 4.04(a)(i) of the Merger Agreement, plus the 871,864 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above, and the 38,000 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: Littlejohn Opportunities Master Fund LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 525,538(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 525,538(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 525,538(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.6%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)  Consists of (a) 264,418 shares of the Issuer’s common stock owned by the Reporting Person directly, (b) 19,000 shares of the Issuer’s common stock issuable upon exercise of stock options, and (c) 242,120 shares of the Issuer’s common stock underlying $2,832,808 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)  Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,917,043 shares of Common Stock outstanding as of February 13, 2018, as reported in Section 4.04(a)(i) of the Merger Agreement, plus the 242,120 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above and the 19,000 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: VSS Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 446,142(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 446,142(1)(2)

	8.	Shared Dispositive Power: 0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 446,142(1)(2)

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.		Percent of Class Represented by Amount in Row (9): 2.2%(2)(3)

12.		Type of Reporting Person (See Instructions): OO

(1)   Consists of (a) 249,552 shares of the Issuer’s common stock owned by the Reporting Person directly (b) 17,000 shares of the Issuer’s common stock issuable upon exercise of stock options, and (c) 179,590 shares of the Issuer’s common stock underlying $2,101,208 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)   Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,917,043 shares of Common Stock outstanding as of February 13, 2018, as reported in Section 4.04(a)(i) of the Merger Agreement, plus the 179,590 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above and the 17,000 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: OFM II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 250,740(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 250,740(1)(2)

	8.	Shared Dispositive Power: 0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 250,740(1)(2)

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.		Percent of Class Represented by Amount in Row (9): 1.3%(2)(3)

12.		Type of Reporting Person (See Instructions): OO

(1)   Consists of (a) 224,740 shares of the Issuer’s common stock owned by the Reporting Person directly and (b) 26,000 shares of the Issuer’s common stock issuable upon exercise of stock options.

(2)   Based on 19,917,043 shares of Common Stock outstanding as of February 13, 2018, as reported in Section 4.04(a)(i) of the Merger Agreement, plus the 26,000 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on February 22, 2018, (together with this Amendment No. 1, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Shares”), of Layne Christensen Company, a Delaware corporation (the “Issuer” or “Layne”).  Items 2, 3, 4, 5 and 6 are hereby amended and supplemented as set forth below.

Item 2.         Identity and Background

Item 2 of the statement is hereby amended and restated as follows:

(a)                                 This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital III, L.P., a Delaware limited partnership (“Cetus III”), whose general partner is Littlejohn Associates V, L.L.C., a Delaware limited liability company (“LJA V”).

(ii) Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership (“LJF IV”), and whose general partner is Littlejohn Associates IV, LLC, a Delaware limited liability company (“LJA IV”).

(iii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“LJOMF”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company (“LJOGP”).

(iv) VSS Fund, L.P., a Delaware limited partnership (“VSS”), whose general partner is LJOGP.

(v) OFM II, L.P., a Delaware limited partnership (“OFM”), whose general partner is Littlejohn Opportunities GP II, LLC, a Delaware limited liability company (“LJOGP II”).

(b)                                 The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c)                                  Cetus III, Cetus II, LJOMF, VSS and OFM are private investment vehicles engaged in investing in debt and equity instruments.  LJF IV is principally engaged in the business of investing and managing private equity investments.  The principal business of LJA V is to act as the general partner of Cetus III.  The principal business of LJA IV is to act as the general partner of LJF IV.  The principal business of LJOGP is to act as the general partner of LJOMF and VSS. The principal business of LJOGP II is to act as the general partner of OFM.

(d)-(e)               During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)                                   Cetus II, LJA V, LJA IV, LJOGP and LJOGP II are Delaware limited liability companies. Cetus III, VSS and OFM are Delaware limited partnerships. LJOMF is a Cayman Islands limited partnership.

CUSIP No. 521050104

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the statement is hereby amended and restated as follows:

The Notes were acquired by the Reporting Persons in open market purchases using internally generated funds of the Reporting Persons.  The Shares reported hereby were acquired in open market purchases or through the conversion of convertible notes acquired in open market purchases, in all cases using internally generated funds of the Reporting Person.  No funds or consideration were borrowed or otherwise obtained for the purpose of acquiring the Notes or the Shares.  A total of approximately $29.3 million was paid for the Notes and the Shares acquired by the Reporting Persons and reported herein.  As described elsewhere herein, the Notes are convertible into Shares in certain circumstances.

Item 4.         Purpose of Transaction

Item 4 of the statement is hereby amended and restated as follows:

The Reporting Persons purchased the Notes and the Shares based on the Reporting Persons’ belief that the Notes and the Shares represented an attractive investment opportunity.

On February 15, 2018, following the Issuer’s February 14, 2018 announcement of its execution of the Merger Agreement, certain of the Reporting Persons engaged in discussions with management of the Issuer. Certain of the Reporting Persons have engaged in further discussions with members of management of the Issuer and members of the Board of Directors of the Issuer (the “Board”) subsequent to the February 15, 2018 discussion.  In the future certain of the Reporting Persons may engage in discussions with other parties, or further discussions with management of the Issuer and members of the Board, regarding the business and capital and debt structure of the Issuer.  Such discussions are expected to involve one or more of the events described in Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, (a) the outcome of any discussions referenced above, (b) the Issuer’s financial position and strategic direction, (c) actions taken by the Board, (d) price levels of the Shares, (e) any publicly announced changes or developments related to the transactions contemplated by the Merger Agreement, (f) conditions in the securities market, and (g) general economic and industry conditions, take such actions as they deem appropriate, including: (i) acquiring additional Shares, Notes and/or other securities, or derivative or other instruments that are based upon or relate to the value of the Shares (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities

In addition, based on additional information that has been made available to date in connection with the Merger Agreement, including without limitation the information set forth in the “Background of the Merger” section of the Registration Statement on Form S-4 (the “S-4”) filed by Granite Construction Incorporated (“Granite”) with the SEC on March 12, 2018 in connection with the proposed merger, the Reporting Persons currently oppose the Merger Agreement and intend to vote against the propose merger and any other proposals presented to Layne’s stockholders for approval at the upcoming special meeting of stockholders referred to in the S-4. The Reporting Persons oppose the proposed merger for the reasons stated in the letter to stockholders attached hereto as Exhibit B.

CUSIP No. 521050104

Item 5.         Interest in Securities of the Issuer

Item 5 of the statement is hereby supplemented by adding the following information:

(a)-(b)              As of February 13, 2018, the number of shares of the Issuer’s common stock outstanding was 19,917,043 according to Section 4.04(a)(i) of the Merger Agreement.  As of the date hereof, as a result of the Ownership Limit referred to above, the Reporting Persons are the beneficial owners of 9.9% of the Issuer’s outstanding shares of common stock.  Each of Cetus III and LJA V has the sole power to vote and sole power to dispose of 1,625,580 Shares.  Each of Cetus II, LJF IV, and LJA IV has the  sole power to vote and sole power to dispose of 242,749 Shares.  LJOMF has the sole power to vote and sole power to dispose of 525,538 Shares.  LJOGP has the sole power to vote and sole power to dispose of 971,680 Shares.  VSS has the sole power to vote and sole power to dispose of 446,142 Shares.  Each of OFM and LJOGP II has the sole power to vote and sole power to dispose of 250,740 Shares.  The actual number of Shares that each of the Reporting Persons have beneficial ownership of may be less than the amounts set forth in this paragraph due to the Ownership Limit in the indenture governing the Notes, as described more fully above.  The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c)                                  The Reporting Persons conducted 47 open market purchases or sales of Shares in the ordinary course of business since the most recent Schedule 13D filing:

Trade Date	Fund	Common Stock Acquired/(Sold)	Price Per Share($)
3/1/2018	Cetus Capital III, LP	3,003	15.43
3/1/2018	Littlejohn Opportunities Master Fund LP	1,501	15.43
3/1/2018	OFM II, LP	2,054	15.43
3/1/2018	VSS Fund, LP	1,343	15.43
3/5/2018	Cetus Capital III, LP	4,574	15.82
3/5/2018	Littlejohn Opportunities Master Fund LP	2,287	15.82
3/5/2018	OFM II, LP	3,130	15.82
3/5/2018	VSS Fund, LP	2,047	15.82
3/5/2018	Cetus Capital III, LP	(1,452)	15.97
3/5/2018	Littlejohn Opportunities Master Fund LP	(536)	15.97
3/5/2018	OFM II, LP	(451)	15.97
3/5/2018	VSS Fund, LP	(505)	15.97
3/6/2018	Cetus Capital III, LP	1,353	15.91
3/6/2018	Littlejohn Opportunities Master Fund LP	677	15.91
3/6/2018	OFM II, LP	926	15.91
3/6/2018	VSS Fund, LP	605	15.91
3/6/2018	Cetus Capital III, LP	(2,813)	16.00
3/6/2018	Littlejohn Opportunities Master Fund LP	(1,040)	16.00
3/6/2018	OFM II, LP	(879)	16.00
3/6/2018	VSS Fund, LP	(980)	16.00
3/7/2018	Cetus Capital III, LP	(15,994)	16.06
3/7/2018	Littlejohn Opportunities Master Fund LP	(5,921)	16.06
3/7/2018	OFM II, LP	(5,011)	16.06
3/7/2018	VSS Fund, LP	(5,574)	16.06
3/9/2018	Cetus Capital III, LP	(2,461)	16.40
3/9/2018	Littlejohn Opportunities Master Fund LP	(911)	16.40
3/9/2018	OFM II, LP	(771)	16.40

CUSIP No. 521050104

3/9/2018	VSS Fund, LP	(857)	16.40
3/12/2018	Cetus Capital III, LP	(9,351)	16.64
3/12/2018	Littlejohn Opportunities Master Fund LP	(3,461)	16.64
3/12/2018	OFM II, LP	(2,929)	16.64
3/12/2018	VSS Fund, LP	(3,259)	16.64
3/13/2018	Cetus Capital III, LP	(6,102)	16.88
3/13/2018	Littlejohn Opportunities Master Fund LP	(2,259)	16.88
3/13/2018	OFM II, LP	(1,912)	16.88
3/13/2018	VSS Fund, LP	(2,127)	16.88
3/14/2018	Cetus Capital III, LP	(9,259)	16.62
3/14/2018	Littlejohn Opportunities Master Fund LP	(3,428)	16.62
3/14/2018	OFM II, LP	(2,901)	16.62
3/14/2018	VSS Fund, LP	(3,227)	16.62
3/14/2018	Cetus Capital III, LP	(3,937)	16.65
3/14/2018	Littlejohn Opportunities Master Fund LP	(1,458)	16.65
3/14/2018	OFM II, LP	(1,233)	16.65
3/14/2018	VSS Fund, LP	(1,372)	16.65
3/19/2018	Cetus Capital III, LP	1,410	15.78
3/19/2018	OFM II, LP	960	15.78
3/19/2018	VSS Fund, LP	630	15.78

Except as set forth above, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d)                                 No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported herein.

(e)                                  Not applicable

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the statement is hereby amended and restated as follows:

As of March 19, 2018, the Reporting Persons had sold listed American-style call options referencing an aggregate of 100,000 Shares for aggregate consideration of $19,291.72. The call options’ expiration date is June 15, 2018 and the strike price is $22.50 per Share.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

CUSIP No. 521050104

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
A	Joint Filing Agreement.
B	Letter to Stockholders

CUSIP No. 521050104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2018	Cetus Capital II, LLC

	By:	Littlejohn Fund IV, L.P., manager
	By:	Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: March 20, 2018	Cetus Capital III, L.P.

	By:	Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: March 20, 2018	Littlejohn Opportunities Master Fund LP

	By:	Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: March 20, 2018	VSS Fund, L.P.

	By:	Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: March 20, 2018	OFM II, LP

	By:	Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

CUSIP No. 521050104

EXHIBIT INDEX

Exhibit

Exhibit A:                        Joint Filing Agreement.

Exhibit B:                        Letter to Stockholders.

CUSIP No. 521050104

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $0.01 per share, of Layne Christensen Company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 20, 2018.

Dated: March 20, 2018	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: March 20, 2018	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: March 20, 2018	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

CUSIP No. 521050104

Dated: March 20, 2018	VSS Fund, L.P.
By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

Dated: March 20, 2018	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Richard E. Maybaum
	By:	Richard E. Maybaum, authorized signatory

CUSIP No. 521050104

EXHIBIT B

LETTER TO STOCKHOLDERS

Dear Fellow Layne Stockholders:

We oppose the Merger Agreement and intend to vote against the proposed merger and any other proposals presented to Layne’s stockholders for approval at the upcoming special meeting of stockholders referred to in the Registration Statement on Form S-4 (the “S-4”) filed by Granite Construction Incorporated (“Granite”) with the SEC on March 12, 2018 in connection with the proposed merger.

We believe Layne is selling itself at the wrong time for the wrong price and that the proposed transaction with Granite significantly undervalues Layne.  Our intention to vote against the transaction is based on several factors, including, but not limited to:

A.                                          The implied Layne transaction value of $565 million is significantly below Layne’s own recently announced view of its value.  In Layne’s “Potential Sum-of-the-Parts Value” set forth in its November 2017 investor presentation, Layne indicated that its value was between $585 million and $900 million (excluding corporate overhead, but also excluding NOL carryforwards). Additionally, this previously announced value range excludes any value from the recently signed long-term agreement with the Texas General Land Office.  According to Layne, this new agreement is expected to result in an opportunity that is four to five times the size of Layne’s existing midstream business. This could add potentially hundreds of millions of dollars of incremental value to Layne, nearly all of which will now accrue to Granite rather than the Layne stockholders if the proposed merger is consummated.

B.                                          The transaction value per share of $17.00 for Layne’s common stock stated in the S-4 is very misleading, as Granite’s closing share price of $60.08 the day prior to the transaction announcement implied a per share price of Layne’s common stock of $16.22 based on the exchange ratio of 0.270 Granite shares for each share of Layne common stock.  As of March 19, 2018, the implied value per share of Layne is now only $15.91.

C.                                          Layne is experiencing significant growth as evidenced by its own EBITDA projections in the S-4. Calendar year 2018 EBITDA is forecasted at $52 million, which is up significantly from Layne’s latest twelve months EBITDA as of October 31, 2017 of $25 million (excluding Heavy Civil, which was divested). Additionally, according to the S-4, calendar year 2019 EBITDA is forecasted at $82 million and calendar year 2020 EBITDA is forecasted at $107 million.  And, again, nearly all of this increased value will accrue to Granite rather than the Layne stockholders.

D.                                          Each of Layne’s divisions is positioned to experience substantial growth over the next several years due to secular and cyclical dynamics.  We believe Granite is acquiring Layne at a point where each of Layne’s divisions have inflected and are beginning a multi-year period of significant projected growth.

•                        Inliner

○                Layne’s Inliner division is benefitting from healthy and robust levels of municipal and infrastructure spending.  This division, which has been a consistent secular growth contributor for several years (14% revenue CAGR from FY 2007 to FY 2017; 21% Adjusted EBITDA CAGR from FY 2007 to FY 2017), should continue to experience significant topline, EBITDA and cash flow growth, and will be a major beneficiary of any national infrastructure bill.  As Layne stated on its Q3 2018 earnings call in December 2017, “...Inliner is growing. Margins are solid and we have a positive outlook on both the business and the industry going forward.”  In fact, Layne was recently notified that it won two large jobs totaling approximately $45 million, which is expected to significantly increase its backlog.

CUSIP No. 521050104

•                        Mineral Services

○                Layne’s Mineral Services division has inflected, and is in the early innings of a cyclical recovery — in fact, management stated on its Q3 2018 earnings call that “green shoots in the minerals market that we’ve mentioned during our previous quarters continue to generate increased activity; that’s driven by gold and copper prices that are up year-to-date 11% and 22%, respectively, since the beginning of the year. We’re clearly benefiting from our strong customer relationships and market positions in geographies that are leading the rebounding minerals market.”

○                Also of significant value is Layne’s “hidden asset”, i.e. its 50% ownership of a Mineral Services business based in Chile.  We believe Layne’s interest in this joint venture, which is unconsolidated, is being sold to Granite for virtually nothing.  For reference, Layne values this asset at 1.0x — 1.5x its book value of $55 million — not only do we believe this value is not being recognized by Granite, but we believe this asset could fetch significantly more than its book value.

○                Layne is selling Mineral Services based on a latest twelve months EBITDA of $17 million, versus EBITDA of $62 million in FY 2013.  Given the “green shoots” in the business, Layne is giving away this asset for very little value in the “first inning” of a multi-year cyclical recovery.

•                  Water Resources (excluding Water Midstream)

○                The Water Resources division, which is operating at trough levels, is well positioned to contribute meaningful incremental EBITDA going forward.  Time and time again, Layne management reiterated its belief that Water Resources is an excellent asset — on the Q4 2017 earnings call, Michael Caliel, Layne’s CEO, stated that …” we believe Water Resources is inherently an excellent business. It’s got 135-year history, a market leadership position, and outstanding opportunities for growth.”  Today, this division is contributing negative EBITDA, yet even Layne’s own management team contends that this division should operate at an EBITDA margin of 10% -15%, which would imply approximately $17 million to $25 million+ of annual EBITDA.  As recently as the Q4 2017 earnings call, Layne management re-emphasized its view of the normalized earnings power of Water Resources.  When asked about a reasonable EBITDA margin for Water Resources, Michael Caliel responded with “Yes. I think you can appreciate that there’s a difference that we see in the margin profile of the repair and aftermarket work versus the large project work that we do. Obviously, the project work is more competitive. Overall, I see no reason that our Water Resources business can’t get back to sort of a 10% to 15% range.  <A - J. Michael Anderson> That’s EBITDA margins. A - Michael J. Caliel> : EBITDA margins, yeah.”

○                Additionally, the aftermarket piece of the Water Resources business, which is roughly half of the overall business, is a very steady, high-margin business with significant potential.  When asked about the “white space” opportunity of the aftermarket piece of Water Resources, Michael Anderson, Layne’s CFO, stated that “We certainly think it is. And again, with kind of the capabilities that we have, the physical asset, the human capabilities, the experience, the national reach, [ph] it’s right in our [wheel] house.”

CUSIP No. 521050104

○                Taking management at their word, Water Resources has line of sight to profit improvement and therefore should readily achieve in the near-term Layne management’s stated target of 10% - 15% EBITDA margins.

•            Water Midstream

○                “This is a kind of gold mine in the making” (Michael Anderson, Layne’s CFO, Houston Chronicle, 11/2/2017).  We couldn’t agree more.  Very few businesses have the potential of Layne’s recently established Water Midstream business, which according to Layne’s CFO, is designed to “satisfy the monstrous and growing need for water for oil and gas operations.” (MRT.Com, 7/17/2017).   With annual EBITDA of nearly $10 million from the recently completed Hermosa pipeline, the recently announced agreement with the Texas General Land Office has the potential to be four to five times the size of Hermosa.  There is tremendous optionality and growth prospects with this business, given Layne’s vertical integration, expertise and first-mover advantage in the Permian basin.

○                Commenting on the business and industry in a recent Houston Chronicle article, Mr. Anderson stated: “We love this industry,” Anderson said. “We just think there’s such a huge opportunity.”  However, it is unclear if Granite is even aware of this business.  Between Granite’s call regarding its acquisition of Layne on 2/14/2018 and Granite’s Q4 2017 earnings call on 2/16/2018, Granite’s CEO mentioned the Midstream business only one time.  With the level of excitement, optimism, and proven results exhibited by Layne’s management team, we are shocked and dismayed with Layne giving this business away to a buyer that has no apparent familiarity with the space.

E.                                           Granite’s lack of familiarity with a significant portion of Layne’s business implies that Granite is not paying an appropriate value for Layne.  This is clearly demonstrated by Granite’s responses to analyst questions regarding Layne’s businesses on Granite’s February 14, 2018 investor call to discuss the acquisition of Layne.  For example, when asked about Granite’s intent to retain Layne’s Mineral Services division, Granite’s response was “Yeah. I think it is a little early to ask the question, certainly not too early to ask but too early to respond. We’ll have a joint integration planning team put together here immediately and they’ll be spending the next several months to make sure that we optimize all parts of the business.”  There was a similar answer to virtually all other questions related to Layne’s businesses.

F.                                            As is plainly seen in the S-4 disclosure, Layne and its financial advisors did not run a broad process.  Instead, they quickly settled on a deal well below fair market value with Granite so that management and its financial advisor could line their own pockets at the expense of Layne stockholders. In fact, as reflected in the S-4, besides Granite not a single potential bidder was contacted.

G.                                          The Merger Agreement does not include a customary “go shop” provision; which we think would have been particularly useful in this deal since management and Layne’s financial advisor failed to contact any other bidders and quickly settled on the deal offered by Granite.

H.                                         As is also reflected in the S-4, Layne’s Board and management hastily agreed to eliminate a collar which would have created some protections for Layne stockholders.

I.                                              Management’s compensation is egregious. The Layne management change-in-control compensation described in the S-4 provides for total compensation of nearly $32 million for five executives upon the sale of Layne to Granite.  Clearly Layne’s Board and management put their own interests ahead of the best interests of Layne’s stockholders in a rush to agree to the deal with Granite.

CUSIP No. 521050104

J.                                              The financial advisory fee payable to Greentech of $8 million in connection with the proposed merger is excessive, especially considering a sales process was not conducted.  This is clearly a waste of corporate assets.

K.                                          Given the forecasted financial results, in particular upon resolution of Layne’s capital structure, we believe that the market would ascribe a value to Layne’s business far in excess of the implied transaction value offered by Granite in the proposed merger.

L.                                           As is clear in the S-4 disclosure, the judgement of Layne’s management and Board were clouded by the upcoming 2018 maturity of Layne’s $70 million 4.25% convertible notes. However, with $52 million of forecasted calendar year 2018 EBITDA, gross leverage (excluding cash) is less than 4x, which can be readily refinanced given prevailing market conditions. Moreover, to the extent Layne’s 8.0% convertible notes were treated on an as-converted basis, gross leverage (excluding cash) would be 1.3x, making it even easier for Layne to refinance this convertible debt.   The focus on the upcoming maturities of the convertible bonds created an unnecessary impetus for Layne’s Board and management to hastily agree to an inferior deal with Granite that does not result in fair value for Layne stockholders.

M.                                       For all of the reasons described above, Layne’s Board and management have violated their fiduciary duties to Layne’s stockholders.  The deal with Granite is simply bad for Layne stockholders.

Again, for all of the above reasons, we believe this transaction significantly undervalues Layne and we intend to vote against the transaction.

Sincerely,

Cetus Capital, LLC